SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30985; File No. 812-14134]

PennantPark Investment Corp., et al.; Notice of Application

March 19, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit business development companies

(each, a "BDC") and certain closed-end management investment companies to co-invest in portfolio

companies with each other and with affiliated investment funds.

Applicants: PennantPark Investment Corporation ("PNNT"), PennantPark Floating Rate Capital

Ltd. ("PFLT"), PennantPark Floating Rate Capital Funding I, LLC ("Funding I"), PennantPark

SBIC LP ("SBIC I"), PennantPark SBIC II LP ("SBIC II"), PennantPark Credit Opportunities Fund,

LP ("PCOF") and PennantPark Investment Advisers, LLC (the "Adviser").

Filing Dates: The application was filed on March 15, 2013, and amended on August 7, 2013,

December 5, 2013 and March 5, 2014. Applicants have agreed to file an amendment during the

notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 14, 2014, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for

the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC

20549-1090. Applicants: 590 Madison Avenue, 15th Floor, New York, NY 10022.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915 or Daniele

Marchesani, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment

Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   PNNT and PFLT are Maryland corporations organized as closed-end management

investment companies that have elected to be regulated as BDCs under the Act (together, the

"PennantPark BDCs").[1] PNNT's Objectives and Strategies[2] are to generate both current income

and capital appreciation through debt and equity investments. PNNT invests primarily in U.S.

middle-market companies in the form of senior secured loans, mezzanine debt and equity

investments. PFLT's Objectives and Strategies are to generate current income and capital

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2] "Objectives and Strategies" means a Regulated Fund's (defined below) investment objectives and strategies as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 ("Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to stockholders.

appreciation by investing primarily in floating rate loans and other investments made to U.S. private

middle-market companies. A majority of the directors of each of PNNT and PFLT are not

"interested persons" as defined in section 2(a)(19) of the Act of PNNT and PFLT, respectively

("Independent Directors").

2.　　　PCOF is a limited partnership organized under Delaware law and is excluded from

the definition of investment company under section 3(c)(7) of the Act. PCOF's investment

objectives are capital preservation, income generation and capital appreciation primarily through

debt and/or equity investments generally in midsize companies in North America and Western

Europe.

3.　　　Funding I is a wholly-owned subsidiary of PFLT formed to enter into a credit

facility. SBIC I and SBIC II, wholly-owned subsidiaries of PNNT, are Delaware limited

partnerships operating as small business investment companies whose investment objectives are to

generate both current income and capital appreciation through debt and equity investments. Each of

Funding I, SBIC I and SBIC II is a Wholly-Owned Investment Subsidiary (as defined below).

4.　　　PennantPark Investment Advisers, LLC, a Delaware limited liability company, is and

any other Adviser will be registered as an investment adviser under the Investment Advisers Act of

1940 (the "Advisers Act"). PennantPark Investment Advisers, LLC serves as the investment

adviser to PNNT, PFLT, PCOF and Funding I. PNNT advises SBIC I and SBIC II.[3]

5.　　　Applicants seek an order ("Order") to permit one or more Regulated Funds[4] and one

or more Private Funds[5] to participate in the same investment opportunities through a proposed co-

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[3] Advisory personnel of the Adviser will act on behalf of PNNT in providing management services to SBIC I
and SBIC II.

[4] "Regulated Fund" means the PennantPark BDCs and any management investment company (a) that is
registered under the Act as a closed-end fund or has elected to be regulated as a BDC; (b) whose investment
adviser is PennantPark Investment Advisers, LLC or any other adviser that is controlling, controlled by or
under common control with PennantPark Investment Advisers, LLC (included in the term "Adviser"); and

investment program where such participation would otherwise be prohibited under sections 17(d)

and 57(a)(4) and rule 17d-1 (the "Co-Investment Program") by (a) co-investing with each other in

certain securities of issuers (a "portfolio company") and (b) making additional investments in

securities of issuers, including through the exercise of warrants, conversion privileges, and other

rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment

Transaction" means any transaction in which a Regulated Fund (or a Wholly-Owned Investment

Subsidiary (as defined below)) participated together with a Co-Investment Affiliate in reliance on

the Order. "Potential Co-Investment Transaction" means any investment opportunity in which a

Regulated Fund (or a Wholly-Owned Investment Subsidiary) could not participate together with

one or more Co-Investment Affiliates without obtaining and relying on the Order.[6]

6.   Applicants state that a Regulated Fund may, from time to time, form a special

purpose subsidiary (a "Wholly-Owned Investment Subsidiary").[7] A Co-Investment Affiliate would

be prohibited from investing in a Co-Investment Transaction with any Wholly-Owned Investment

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(c) that intends to participate in the Co-Investment Program (as defined below).

[5] "Private Fund" means PCOF and any other entity (a) whose investment adviser is an Adviser; (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act; and (c) that intends to participate in the Co-Investment Program. The Private Funds, together with the Regulated Funds are referred to as the "Co-Investment Affiliates."

[6] All existing entities that currently intend to rely on the Order have been named as applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

[7] The term "Wholly-Owned Investment Subsidiary" means an entity (a) whose sole business purposes are to hold one or more investments and issue debt on behalf of a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below); (b) that is wholly-owned by such Regulated Fund (with such Regulated Fund at all times directly or indirectly holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the board of directors of the Regulated Fund has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary's participation under the conditions of the application; and (d) that is an entity that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. The term "SBIC Subsidiary" means a Wholly-Owned Investment Subsidiary that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958, as amended, (the "SBA Act") as a small business investment company (an "SBIC").

Subsidiary because the Wholly-Owned Investment Subsidiary would be a company controlled by a Regulated Fund for purposes of sections 17(d) and 57(a)(4) and rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the parent Regulated Fund and that the Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the Order, as though the applicable Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for a Regulated Fund's investments and, therefore, no conflicts of interest could arise between such Regulated Fund and the Wholly-Owned Investment Subsidiary. The board of directors of the applicable Regulated Fund would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the board of directors would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the applicable Regulated Fund's place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the board of directors will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.

7.   Applicants represent that the Advisers will refer all Potential Co-Investment Transactions that an investment adviser considers for a Co-Investment Affiliate, and that are within a Regulated Fund's Objectives and Strategies, to that Regulated Fund's Adviser. For each such referral, when selecting investments for a Co-Investment Affiliate, the applicable Adviser will consider only the investment objective, investment policies, investment position, Available Capital (as defined below), and other pertinent factors applicable to the respective Co-Investment Affiliate.

The Adviser expects that a portfolio company that is an appropriate investment for one Co-Investment Affiliate may be an appropriate investment for another Co-Investment Affiliate, with certain exceptions based on available capital ("Available Capital")[8] or diversification.

8.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[9] of a Regulated Fund will approve each Co-Investment Transaction prior to any investment by a Regulated Fund.

9.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the board of directors of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The board of any Regulated Fund may at any time rescind, suspend or

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[8]   "Available Capital" consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction.

[9]   With respect to Regulated Funds that are not BDCs, the defined terms Eligible Directors and Required Majority apply as if each Regulated Fund were a BDC subject to section 57(o) of the Act.

qualify its approval of pro rata dispositions and Follow-On Investments with the result that all

dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

10.   No Independent Director of a Regulated Fund will have a direct or indirect financial

interest in any Co-Investment Transaction or any interest in a portfolio company other than through

an interest (if any) in the securities of a Regulated Fund and none will participate individually in

any Co-Investment Transaction.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a

registered investment company from participating in joint transactions with the company or a

company controlled by such registered investment company unless the Commission has granted an

order permitting such transactions. Section 57(a)(4) of the Act prohibits certain affiliated persons of

a BDC from participating in joint transactions with the BDC (or a company controlled by such

BDC) in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides

that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under

section 17(d) of the Act applicable to registered closed-end investment companies will be deemed

to apply to BDCs. Because the Commission has not adopted any rules under section 57(a)(4), rule

17d-1 applies.

2.   Applicants submit that the Adviser and the Co-Investment Affiliates would be

deemed to be persons related to a Regulated Fund in a manner described by sections 17(d) or 57(b)

and therefore prohibited by sections 17(d) or 57(a)(4) and rule 17d-1 from participating in the Co-

Investment Transactions without the Order.

3.   Rule 17d-1 under the Act generally prohibits participation by a registered investment

company, or a company controlled by such registered investment company, and an affiliated person (as defined in section 2(a)(3) of the Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any joint enterprise or other joint arrangement or profit sharing plan, as defined in the rule, absent an order by the Commission. Similarly, rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, absent an order from the Commission. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

4.   Applicants state that co-investment in portfolio companies by the Co-Investment Affiliates will increase favorable investment opportunities for the PennantPark BDCs and any other Regulated Fund. Applicants submit that the Required Majority's approval of each Co-Investment Transaction before investment, and other protective conditions set forth in the application, will ensure that the Regulated Funds will be treated fairly. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the Act and on a basis that is not different from or less advantageous than that of other Co-Investment Affiliates.

Applicants' Conditions:

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.	Each time an investment adviser of a Co-Investment Affiliate considers a Potential Co-Investment Transaction for any Co-Investment Affiliate that falls within a Regulated Fund's Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.	(a)	If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund;

(b)	If the aggregate amount recommended by the Adviser to be invested by the Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by each other Co-Investment Affiliate, collectively in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participating party's Available Capital in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the respective Eligible Directors with information concerning each party's Available Capital to assist the Eligible Directors with their review of such Regulated Fund's investments for compliance with these allocation procedures; and

(c)	After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction, (including the amount proposed to be invested by each Co-Investment Affiliate), to the Eligible Directors for their consideration. The Regulated Fund will co-invest with one or more Co-Investment Affiliates only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

(ii)   the transaction is consistent with:

(A)   the interests of the stockholders of the Regulated Fund; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by the Co-Investment Affiliates would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of the Co-Investment Affiliates; provided, that, if any Co-Investment Affiliate, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the Adviser agrees to, and does, provide periodic reports to the Regulated Fund's board of directors with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Co-Investment Affiliate or

any affiliated person of any Co-Investment Affiliate receives in connection with the

right of the Co-Investment Affiliate to nominate a director or appoint a board

observer or otherwise to participate in the governance or management of the

portfolio company will be shared proportionately among the participating Co-

Investment Affiliates (the Private Funds may, in turn, share their portion with their

affiliated persons) and the Regulated Fund in accordance with the amount of each

party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Adviser or the

Co-Investment Affiliates or any affiliated person of any of them (other than the parties to the Co-

Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent

permitted by section 17(e) or 57(k) of the Act, as applicable; (C) indirectly, as a result of an interest

in securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees

or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4.   The Adviser will present to the board of directors of each Regulated Fund, on a

quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the

Co-Investment Affiliates during the preceding quarter that fell within the Regulated Fund's then-

current Objectives and Strategies that were not made available to the Regulated Fund, and an

explanation of why such investment opportunities were not offered to the Regulated Fund. All

information presented to the board of directors pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8, the Regulated Fund will not invest in reliance on the Order in any issuer in which any Co-Investment Affiliate or any affiliated person of the Co-Investment Affiliates is an existing investor.

6.   The Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Regulated Fund as for each participating Co-Investment Affiliate. The grant to a Co-Investment Affiliate, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Co-Investment Affiliates.

(c)   A Regulated Fund may participate in such disposition without obtaining prior

approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate

in such disposition is proportionate to its outstanding investment in the issuer immediately

preceding the disposition; (ii) the board of directors of the Regulated Fund has approved as being in

the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata

basis (as described in greater detail in the application); and (iii) the board of directors of the

Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance

with this condition. In all other cases, the Adviser will provide its written recommendation as to the

Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in

such disposition solely to the extent that a Required Majority determines that it is in the Regulated

Fund's best interests.

(d)   Each participating Co-Investment Affiliate will bear its own expenses in connection

with any such disposition.

8.   (a)   If any Co-Investment Affiliate desires to make a Follow-On Investment in a

portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser

will:

(i)   notify each Regulated Fund that participated in the Co-Investment

Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the

amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining

prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment

Affiliate in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the board of directors of the Regulated Fund has

approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On

Investments on a pro rata basis (as described in greater detail in the application). In all other cases,

the Adviser will provide its written recommendation as to the Regulated Fund's participation to the

Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to

the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Co-Investment Affiliates'

outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by the

Regulated Fund in the Follow-On Investment, together with the amount proposed to be

invested by the participating Co-Investment Affiliates in the same transaction, exceeds the

amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each

party's Available Capital in the asset class being allocated, up to the amount proposed to be

invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be

considered a Co-Investment Transaction for all purposes and subject to the other conditions set

forth in the application.

9.   The Independent Directors of each Regulated Fund will be provided quarterly for

review all information concerning Potential Co-Investment Transactions and Co-Investment

Transactions, including investments made by other Co-Investment Affiliates that the Regulated

Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the

Regulated Fund considered but declined to participate in, comply with the conditions of the Order.

In addition, the Independent Directors will consider at least annually the continued appropriateness

for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.	Each Regulated Fund will maintain the records required by section 57(f)(3) of the

Act as if each of the Regulated Funds were a BDC and each of the investments permitted under

these conditions were approved by the Required Majority under section 57(f).

11.	No Independent Director will also be a director, general partner, managing member

or principal, or otherwise an "affiliated person" (as defined in the Act), of any of the Private Funds.

12.	The expenses, if any, associated with acquiring, holding or disposing of any

securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of

the distribution of any such securities registered for sale under the Securities Act) will, to the extent

not payable by the Adviser under its respective investment advisory agreements with the Co-

Investment Affiliates, be shared by the Co-Investment Affiliates in proportion to the relative

amounts of the securities held or being acquired or disposed of, as the case may be.

13.	Any transaction fee (including break-up or commitment fees but excluding broker's

fees contemplated by section 17(e) or 57(k), as applicable) received in connection with a Co-

Investment Transaction will be distributed to the participating Co-Investment Affiliates on a pro

rata basis based on the amounts they invested or committed, as the case may be, in such Co-

Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation

of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or

banks having the qualifications prescribed in section 26(a)(1), and the account will earn a

competitive rate of interest that will also be divided pro rata among the participating Co-Investment

Affiliates based on the amounts they invest in such Co-Investment Transaction. None of the Adviser, the Co-Investment Affiliates nor any affiliated person of the Co-Investment Affiliates will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the participating Co-Investment Affiliates, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Adviser, investment advisory fees paid in accordance with the respective agreements between the Adviser and the Co-Investment Affiliates).

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary